NQL Energy Services™

Taking Technology Downhole

05010069

RECEIVED JUL 26 2005 213 SECTION PROCESSING

SUPPL

Our File: 300.171

July 13, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer") (formerly NQL Drilling Tools Inc.)
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of May 17, 2005:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since May 17, 2005 pursuant to the laws of Canada:		
a. News releases	immediately	Issuer
i. July 7, 2005		
ii. July 8, 2005		
b. Security holders documents		
i. July 13, 2005		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items: 1. a. and b.		
3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer): N/A		
4. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above: N/A		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Enclosures

BlackMax DOWNHOLE TOOLS™

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces Upward Revision in Guidance for the Second Quarter of 2005

NISKU, AB, July 7 /CNW/ -NQL Drilling Tools Inc. (TSX - NQL.A) announces increased expectations related to its second quarter 2005 results.

As a result of better than expected results from its downhole mud motor business in the United States, NQL announces today that it anticipates exceeding its previous guidance of a breakeven second quarter. NQL now expects its second quarter net earnings to be in the range of $0.04 per common share to $0.06 per common share. The Company anticipates an upward revision in its guidance for the full year 2005 after it has the opportunity to gather all information required to complete its estimates. NQL anticipates releasing the details of its full year 2005 guidance in conjunction with the announcement of the Company's second quarter results which is expected on August 12, 2005.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:12e 07-JUL-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces Upward Revision in Guidance for the Second Quarter of 2005

NISKU, AB, July 7 /CNW/ -NQL Drilling Tools Inc. (TSX - NQL.A) announces increased expectations related to its second quarter 2005 results.

As a result of better than expected results from its downhole mud motor business in the United States, NQL announces today that it anticipates exceeding its previous guidance of a breakeven second quarter. NQL now expects its second quarter net earnings to be in the range of $0.04 per common share to $0.06 per common share. The Company anticipates an upward revision in its guidance for the full year 2005 after it has the opportunity to gather all information required to complete its estimates. NQL anticipates releasing the details of its full year 2005 guidance in conjunction with the announcement of the Company's second quarter results which is expected on August 12, 2005.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:12e 07-JUL-05

CORPORATE ACCESS NUMBER: 206500043

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

NQL DRILLING TOOLS INC.
CHANGED ITS NAME TO **NQL ENERGY SERVICES INC.** ON
2005/05/24.

Articles Of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation:	2. Corporate Access Number:
NQL DRILLING TOOLS INC.	**20650004**

3. Item number **1** of the Articles of the above named corporation are amended in accordance with Section **177**(2) of the Business Corporations Act by changing the name of the corporation to:

NQL ENERGY SERVICES INC.

24 May 2005	Susan J. Foote	Corporate Secretary
Date	Name of Person Authorizing	Title

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.